SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of December 21, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                                 Press enquiries
                   David Beck tel +44 207 306 1490; email david.beck@marconi.com
                                                             Investor enquiries:
               Karen Keyes tel: +44 207 306 1345; email: karen.keyes@marconi.com

                      EXTRAORDINARY GENERAL MEETING RESULTS

London - 21 December 2005 - Marconi Corporation plc (London: MONI and NASDAQ:
MRCIY) (the "Company") today announces the results of the poll taken at an Extraordinary General Meeting, held earlier today in respect of the resolutions set out in the circular to shareholders dated 25 November 2005 (the "Circular"):

Res'n   Description         For                              Against                  With-held
                            Votes             %              Votes          %         Votes
    1   To approve the      115,203,951       99.73          311,771        0.27      1,906
        disposal to
        Ericsson of the
        Company's
        telecommunications
        equipment and
        international
        services
        businesses

    2   To approve the      115,167,465       99.70          341,272        0.30      8,175
        changes to the
        rules of the
        Company's Share
        Plans (as detailed
        in the Circular)

    3   To approve the      115,192,401      99.72           320,227        0.28      3,643
        change of name from
        Marconi Corporation
        plc to telent plc

    4   To amend the        112,985,414      97.81          2,527,223       2.19      3,160
        Company's Articles
        of Association
        giving the
        Directors the power
        to require the
        transfer of shares
        held by US persons
        to non-US persons
        and including
        arbitration,
        exclusive
        jurisdiction and
        English governing
        law provisions

    5   To approve the      115,201,413     99.73            312,658        0.27      2,824
        consolidation of
        the Company's
        ordinary share
        capital

   6    To authorise the    115,207,261     99.73            308,600        0.27      1,332
        Company to make
        market purchases of
        its New Ordinary
        Shares

Accordingly, each of the resolutions was duly passed by the required majority. In total 34 shareholders holding, in aggregate, 347,692 shares attended the meeting in person. The Company's issued share capital as at 21 December 2005 is 214,111,084 shares. All Directors of the Company attended the meeting.

The Return of Cash and related Share Consolidation (as detailed in the Circular) are expected to take place in the first quarter of 2006. The exact timing of the Return of Cash and related Share Consolidation will be notified by an announcement on RNS. This announcement will also set out the record date for the entitlement to the Return of Cash and the Share Consolidation and give the date on which dealings in the New Ordinary Shares are expected to commence.

Resolutions 2 and 3 are conditional upon Master Closing which is expected to occur on or around 23 January 2006. Resolution 5 is conditional upon the Return of Cash. Resolution 6 is subject to and conditional upon the Share Consolidation taking place. The definitions used in this announcement have the same meaning as in the Circular, unless the context requires otherwise.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of all resolutions passed will be available, along with copies of this announcement, at the UKLA Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7066 1000.



ENDS/...

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 21 December, 2005